Contact

www.linkedin.com/in/peter-spalding-3487ab132 (LinkedIn)

Top Skills

Renovation

Architecture

Craftsmanship

Peter Spalding

Chief Creative Officer at Daniel House Club

Portland, Oregon, United States

Experience

Daniel House
Chief Creative Officer
August 2015 - Present (7 years 7 months)

In 2020, I assumed the role of Chief Brand Officer at Daniel House to represent the company as we seek to cater to the needs of others in our field through our designer oriented e-commerce platform, danielhouse.club.

Since co-founding Daniel House in 2015, I have designed and overseen construction large scale residential interiors. From drafting construction plans, designing custom furnishings, specifying and procuring all sorts of finish materials, to mailing a client's 23andMe test kit on my way off the job site, I have played a role in every aspect of each project.

From that experience, I have learned just how many moving parts are involved in completing a successful design project.

Education

Institute of Classical Architecture and Art
Classical Design · (2011 - 2013)

New York University
Bachelor's Degree, Urban Design & Architecture History · (2007 - 2011)